Exhibit (m)(1)

DISTRIBUTION AND SERVICES (12b-1) PLAN

This Plan (the “Plan”) constitutes the Distribution and Services (12b-1) Plan with respect to the Retail Class shares (the “Class”) of the Goehring & Rozencwajg Resources Fund (the “Fund”), a separate series of Goehring & Rozencwajg Investment Funds, a Massachusetts business trust (the “Trust”), adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”). During the effective term of this Plan, the Fund may make payments to investment brokers or dealers (including any principal underwriter or distributor (“Distributor”) of the Fund), plan administrators and other financial intermediaries providing services to the Fund with respect to the Class upon the terms and conditions hereinafter set forth.

Section 1.          The Fund may make payments to investment dealers, plan administrators and other financial intermediaries providing services to the Fund with respect to the Class, including the Distributor, in the form of fees or reimbursements, as compensation for services provided and expenses incurred for purposes of promoting the sale of shares of the Class, reducing redemptions of shares of the Class, or maintaining or improving services provided to Class shareholders by investment brokers or dealers, plan administrators and other persons. To the extent any such payments are made to the Distributor, the Distributor may in turn pay all or any portion of such payments to securities dealers, plan administrators and other persons (including, but not limited to, any affiliate of the Distributor) as commissions, asset-based sales charges or other compensation with respect to the sale of shares of the Class, or for providing personal services to investors in shares of the Class or the maintenance of shareholder accounts, and may retain all or any portion of such payments as compensation for the Distributor’s services as principal underwriter of the shares of the Class. The amount of such payments and the purposes for which they are made shall be determined by the Qualified Trustees (as defined below). Payments under this Plan shall not exceed in any fiscal year the annual rate of 0.50% of the average daily net asset value of the Class. Subject to the preceding sentence and Section 7 hereof, a majority of the Qualified Trustees may, at any time and from time to time, reduce or increase the amount of such payments covered by this Plan, or may suspend the operation of the Plan for such period or periods of time as they may determine.

Section 2.          This Plan (or any amendments thereto) shall not take effect until it has been approved, together with any related agreements, by votes of a majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Qualified Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

Section 3.          This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 2. It is acknowledged that the Distributor may expend or impute interest expense in respect of its activities or expenses under this Plan and the Trustees and the Qualified Trustees may give such weight to such interest expense as they determine in their discretion.

Section 4.          Trustees of the Trust shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 5.          This Plan may be terminated at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of the Class’s outstanding voting securities.

Section 6.          All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

(a)        that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the Class’s outstanding voting securities, on not more than sixty (60) days’ written notice to any other party to the agreement; and

(b)        that such agreement shall terminate automatically in the event of its assignment.

Section 7.          This Plan may not be amended to increase materially the amount of payments under the Plan as set forth under Section 1 hereof without the approval of a majority of the outstanding voting securities of the Class, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 2.

Section 8.          The Trust shall preserve copies of the Plan, any related agreement and any report made pursuant to Section 4 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, as the case may be, the first two years of which to be in an easily accessible place.

Section 9.          As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment,” “interested person” and “vote of a majority of the outstanding voting securities” shall have the respective meaning specified in the Act and the rules and regulations thereunder, giving effect to any interpretations of or exemptive relief granted by the Securities and Exchange Commission and/or its staff.

Section 10.        To the extent any payments made by the Fund, directly or through the Distributor, for shareholder support and/or administrative services or otherwise, are deemed to be payments for the financing of any activity primarily intended to result in the sale of shares within the context of Rule 12b-1 under the Act, such payments shall be deemed to have been approved and made pursuant to this Plan.

Section 11.        A copy of the Amended and Restated Agreement and Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is made on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

Adopted as of September 8, 2016.